Filed by Voya Mutual Funds pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies: Voya Asia Pacific High Dividend Equity Income Fund (File No. 333-139981) and Voya Emerging Markets High Dividend Equity Fund (File No. 333-168091)

August 12, 2026

Voya Investment Management

Client Talking Points

Voya Asia Pacific High Dividend Equity Income Fund and Voya Emerging Markets High Dividend Equity Fund

Voya Investment Management Co. LLC (“Voya IM”) has announced the following changes:

Planned	Effective
Changes	(On or About)

	October 16,	Voya Asia Pacific High	Voya Emerging	Voya Multi-Manager
Reorganization		Dividend Equity Income	Markets High Dividend	Emerging Markets
2026
		Fund	Equity Fund	Equity Fund

The Boards of Trustees (the “Board”) of Voya Asia Pacific High Dividend Equity Income Fund (“IAE Fund”), Voya Emerging Markets High Dividend Equity Fund (“IHD Fund,” together with IAE Fund, each a “Target Fund” and together, the “Target Funds”), and Voya Multi-Manager Emerging Markets Equity Fund (“MM EME Fund,” or the “Surviving Fund”, collectively with IAE Fund and IHD Fund, the “Funds”) each approved an Agreement and Plan of Reorganization with respect to each Target Fund (each, a “Reorganization Agreement” and together, the “Reorganization Agreements”), which provides for the reorganization of each of IAE Fund and IHD Fund with and into MM EME Fund (each, a “Reorganization” and together, the “Reorganizations”).

▪What is happening?

oOn June 2, 2026, the Board approved proposals to merge each of IAE Fund and IHD Fund with and into MM EME Fund.

oShareholders of IAE Fund and IHD Fund were sent a combined proxy statement and prospectus on or about August 28, 2026.

oA shareholder meeting will be held on or about September 28, 2026.

20260821-5859527-18690699

Client Talking Points

oIf the Reorganizations are approved, shareholders of IAE Fund and IHD Fund will become shareholders of MM EME Fund as of the close of business on or about October 16, 2026 (the

“Closing Date”).

oA press release for each Fund was filed on June 3, 2026, to notify shareholders of the changes. o Voya IM serves as the sub-adviser to each of IAE Fund, IHD Fund and MM EME Fund.

▪Why are the Reorganizations being proposed?

Voya Investments, LLC (“Voya Investments” or the “Investment Adviser”) proposed the

Reorganizations primarily to: provide shareholders of the Target Funds with the opportunity to benefit from the ability to achieve liquidity for their shares at net asset value while continuing to be invested in a fund that provides exposure to an emerging markets strategy

▪How do the Investment Objectives compare?

	IAE Fund	IHD Fund	MM EME Fund
		The Fund is a diversified,	The Fund seeks long-term
	The Fund is a diversified,	closed-end fund with the	capital appreciation.
	closed-end fund with the	primary investment
Investment	investment objective of total	objective of providing total
Objective	return through a combination of	return through a
	current income, capital gains	combination of current
	and capital appreciation.	income, capital gains and
capital appreciation.

▪What is the experience of the Portfolio Management Team?

MMEME Fund is managed by the following individuals who are jointly and primarily responsible for the day-to-day management of the Fund

Layon Blair, CFA, CAIA – Voya Investments

Portfolio Manager

Lanyon Blair, CFA, CAIA, Portfolio Manager, joined Voya IM in 2015 and is Head of Manager Research and Selection for Multi-Asset Strategies and Solutions (“MASS”). He is responsible for manager research and selection activities across all asset classes for the MASS group’s multi-manager products. Prior to joining Voya IM, Mr. Blair was an analyst at Wells Fargo, focusing on research and due diligence of equity, real estate, and multi-asset managers. Prior to that, he was an analyst with Fidelity Investments, covering equity and real estate managers. Mr. Blair began his career as a consultant with FactSet Research Systems where he worked closely with equity, fixed income, and real estate research teams.

20260821-5859527-18690699

Client Talking Points

Mark Buccigross – Voya IM

Portfolio Manager

Mark Buccigross, Portfolio Manager, is on the quantitative equity team at Voya IM. Prior to joining Voya IM, he worked as an equity trader at State Street Global Advisors, where he was responsible for supporting U.S., Canada, and emerging market portfolio managers across fundamental active, active quantitative, and passive strategies. Prior to that, Mr. Buccigross held a similar position at GE Asset Management.

Liu-Er Chen, CFA – Nomura Investments Fund Advisers

Portfolio Manager

Liu-Er Chen, CFA, Managing Director and Chief Investment Officer-Emerging Markets and Healthcare, heads Nomura’s global emerging markets team. Prior to joining a predecessor entity of Nomura’s in 2006, he spent nearly 11 years at Evergreen Investment Management Company.

HK Gupta – Sustainable Growth Advisers, LP (“SGA”)

Portfolio Manager

HK Gupta, Principal, Analyst, and Portfolio Manager on the SGA Investment Committee also sits on the SGA Executive Committee. He has been with SGA since 2014. He is a portfolio manager of SGA’s US Large Cap Growth, Global Growth, and Emerging Markets Growth Portfolios. Prior to joining SGA, Mr. Gupta was a Senior Analyst at MDR Capital Management and an Associate Managing Director at Iridian Asset Management. Prior to that, he worked as an Investment Banking Associate at Bank of America Merrill Lynch and advised industrials and financials clients on private placements and M&A. Prior to that, Mr. Gupta spent three years in the industry as a Product and Program Manager at Amazon.com and led the launch of Amazon’s Japanese and German merchant platforms.

Alexandra Lee – SGA

Portfolio Manager

Alexandra Lee, Principal, Analyst, and Portfolio Manager on the SGA Investment Committee also sits on the SGA Executive Committee. She has been with SGA since 2004. She is a portfolio manager of SGA’s Global Growth, International Growth and Emerging Markets Growth Portfolios. Prior to joining SGA, Ms. Lee was an Associate Director and an equity analyst at Bear Stearns. Prior to that, she was employed at JP Morgan as an equity research analyst.

Kishore Rao – SGA

Portfolio Manager

Kishore Rao, Principal, Analyst, and Portfolio Manager on the SGA Investment Committee also sits on the SGA Executive Committee. He has been with SGA since 2004. He is a portfolio manager of SGA’s US Large Cap Growth, Global Growth, International Growth, and Emerging Markets Growth Portfolios. Prior to joining SGA, Mr. Rao was a member of the investment team at Trident Capital and was a Founder and General Manager of the Street Events division of CCBN. Prior to that, he was an Investment Analyst at Tiger Management following healthcare services and software companies and an analyst at Wellington Management following semiconductor equipment.

20260821-5859527-18690699

Client Talking Points

Barbara Reinhard, CFA – Voya Investments

Portfolio Manager

Barbara Reinhard, CFA, Portfolio Manager, joined Voya IM in 2016 and is the head of asset allocation for Multi-Asset Strategies and Solutions (“MASS”). She is responsible for strategic and tactical asset allocation decisions for the MASS team’s multi-asset strategies. Prior to joining Voya IM, Ms. Reinhard was the chief investment officer for Credit Suisse Private Bank in the Americas (2011-2016) where she managed discretionary multi-asset portfolios, was a member of the global asset allocation committee, and the pension investment committee. Prior to that, she spent 20 years at Morgan Stanley.

Kai Yee Wong – Voya IM

Portfolio Manager

Kai Yee Wong, Portfolio Manager, joined Voya IM in 2012 and is responsible for the portfolio management of the index, active quantitative, and smart beta strategies. Prior to that, she worked as a senior equity portfolio manager at Northern Trust (2003-2009) where she was responsible for managing various global indices, including developed, emerging, real estate, Topix, and socially responsible benchmarks.

▪How do the Annual Fund Operating Expenses compare?

The tables below describe the fees and expenses that you may pay if you buy, hold, and sell shares of the Funds. Pro forma fees and expenses, which are the estimated fees and expenses of MM EME Fund after giving effect to each Reorganization separately and if both Reorganizations are completed, assume the Reorganization occurred on October 31, 2025. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

As shown in the tables below, shareholders of IAE Fund and IHD Fund will experience a decrease in the contractual management fee rate and shareholders of IHD Fund will experience a decrease in the contractual expense limit following the Reorganization.

1.Expense information has been restated to reflect current contractual rates.

2.Shareholders of IAE Fund and IHD Fund would receive Class W shares of MM EME Fund in the Reorganizations.

3.Other Expenses do not include one-time expenses related to the Reorganizations.

4.The Investment Adviser is contractually obligated to limit expenses to 1.20% on all assets, respectively, through February 28, 2028 (the

“Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the independent Trustees who are not “interested persons” as that term is defined by the 1940 Act.

20260821-5859527-18690699

Client Talking Points

Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Board. The Expense Limitation Agreement shall terminate with respect to the Fund upon termination of the Fund’s advisory agreement with the Investment Adviser, or it may be terminated by the Trust without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

5.The Investment Adviser is contractually obligated to limit expenses to 1.40% on all assets, respectively, through February 28, 2028 (the

“Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the independent trustees who are not “interested persons” as that term is defined by the 1940 Act. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Board. The Expense Limitation Agreement shall terminate with respect to the Fund upon termination of the Fund’s advisory agreement with the Investment Adviser, or it may be terminated by the Trust, without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

6.The Investment Adviser is contractually obligated to limit expenses to 1.21% for Class W shares through March 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the independent trustees who are not “interested persons” as that term is defined by the 1940 Act. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Board. The Expense Limitation Agreement shall terminate with respect to the Fund upon termination of the Fund’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Mutual Funds, without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

1.Expense information has been restated to reflect current contractual rates.

2.Shareholders of IAE Fund and IHD Fund would receive Class W shares of MM EME Fund in the Reorganizations.

3.Other Expenses are based on estimated amounts for the current fiscal year.

4.The Investment Adviser is contractually obligated to limit expenses to 1.20% for Class W shares through March 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the independent trustees who are not “interested persons” as that term is defined by the 1940 Act. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Board. The Expense Limitation Agreement shall terminate with respect to the Fund upon termination of the Fund’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Mutual Funds, without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

▪How does the Target Funds’ performance compare to MM EME Fund’s performance?

The following information is intended to help you understand the risks of investing in the Funds. The Surviving Fund has superior one-year performance as compared to the Target Funds, and has stronger performance relative to IAE Fund and IHD Fund at market price over a number of prior periods. There are also periods during which IAE Fund and IHD Fund outperformed the Surviving Fund. The following bar charts show the changes in each Fund’s performance from year to year, and the table compares each Fund’s performance to the performance of a broad-based securities market index and additional indices with investment characteristics similar to those of the Fund for the same period. Each Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect during the

20260821-5859527-18690699

Client Talking Points

period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar charts show the performance of the Common Shares for the Target Funds and Class W shares for MM EME Fund. Performance for other share classes would differ to the extent they have differences in their fees and expenses. Each Fund’s past performance (before and after taxes) is no guarantee of future results.

IAE Fund - Calendar Year Total Returns (as of December 31 of each year)

IAE Fund’s performance prior to May 6, 2019 reflects returns achieved by a different sub-adviser and pursuant to a different investment objective and principal investment strategies. If IAE Fund’s current sub-adviser, objective and strategies had been in place for the prior period, the performance information shown would have been different.

▪Average Annual Total Returns %

(for periods ended December 31, 2025)

IAE Fund - Calendar Year Total Returns

Note: Fund returns are net returns.

1. The index returns do not reflect the deduction of taxes that a shareholder will pay on Fund distributions or the redemption of Fund shares.

20260821-5859527-18690699

Client Talking Points

IHD Fund - Calendar Year Total Returns (as of December 31 of each year)

IHD Fund’s performance prior to May 6, 2019 reflects returns achieved by a different sub-adviser and pursuant to a different investment objective and principal investment strategies. If IHD Fund’s current sub-adviser, objective and strategies had been in place for the prior period, the performance information shown would have been different.

▪Average Annual Total Returns %

(for periods ended December 31, 2025)

IHD Fund - Calendar Year Total Returns

Note: Fund returns are net returns.

1. The index returns do not reflect the deduction of taxes that a shareholder will pay on Fund distributions or the redemption of Fund shares.

MM EME Fund - Calendar Year Total Returns (as of December 31 of each year)

In 2024, the Investment Adviser changed MM EME Fund’s primary benchmark from the MSCI Emerging Markets IndexSM to the MSCI ACWI ex-U.S. IndexSM in accordance with changes to regulatory disclosure requirements. MM EME Fund continues to use the MSCI Emerging Markets IndexSM as an additional benchmark that the Investment Adviser believes more closely reflects MM EME Fund’s principal investment strategies.

On July 14, 2023, SGA was added as an additional sub-adviser and Van Eck Associates Corporation (which served as a sub-adviser from August 24, 2015 to June 30, 2023) was removed as a sub-adviser. On August 9, 2019, Voya IM was added as a sub-adviser and J.P. Morgan Investment Management

20260821-5859527-18690699

Client Talking Points

Inc. (which served as a sub-adviser from October 11, 2011 29 to August 9, 2019) was removed as a sub-adviser. Each change to the sub-advisers resulted in changes to the Fund’s principal investment strategies. The Fund’s performance information for these periods reflects returns achieved by the different sub-advisers and pursuant to different principal investment strategies. If the Fund’s current sub-advisers and strategies had been in place for the prior periods, the performance information shown would have been different.

▪Average Annual Total Returns %

(for periods ended December 31, 2025)

MMEME Fund - Calendar Year Total Returns

Note: Fund returns are net returns.

1.The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Funds will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com .

20260821-5859527-18690699

Client Talking Points

▪Index Descriptions

The MSCI All Country World ex-US IndexSM captures large- and mid-cap representation across 22 of 23 developed markets countries (excluding the U.S.) and 24 emerging markets countries. With 1,977 constituents, the index covers approximately 85% of the global equity opportunity set outside the U.S.

The MSCI Emerging Markets IndexSM captures large- and mid-capitalization representation across 24 emerging markets countries and covers approximately 85% of the free float-adjusted market capitalization in each country.

▪Tax Considerations

Each Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code. Accordingly, pursuant to this treatment, none of IAE Fund, IHD Fund, MM EME Fund or their respective shareholders, are expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the transactions contemplated by the Reorganization Agreements. As a condition to the closing of each Reorganization, the relevant Funds will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes.

As described in further detail under “Portfolio Transitioning” above, each of IAE Fund and IHD Fund is expected to reduce its portfolio holdings to cash in connection with the applicable Reorganization. Prior to the Closing Date, IAE Fund and IHD Fund will pay to their respective shareholders a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including as a result of portfolio transitions in connection with the relevant Reorganization. This distribution will be taxable to shareholders that are subject to tax. As a result, shareholders may pay more in taxes or pay taxes sooner than they would have had the applicable Reorganization not occurred.

In general, after the Reorganizations, any losses of the Funds may be available to the combined fund to offset any of the combined fund’s capital gains realized after the Reorganizations, although the amount of each Fund’s pre-Reorganization losses that may be used to offset the combined fund’s capital gains in any given year may be limited due to the Reorganizations. In addition, for five tax years, one Fund’s pre-acquisition losses cannot be used to offset unrealized gains in the other Fund that are “built in” at the time of the Reorganizations and that exceed certain threshold amounts. The ability of the combined fund to use any Fund’s pre-Reorganization losses in the future depends on a variety of factors that cannot be known in advance, including the existence of capital gains against which these losses may be offset. In addition, the benefits of any capital loss carryforwards and built-in losses currently are available only to pre-Reorganization shareholders of each Fund. After the Reorganizations, the benefit associated with any available capital losses will inure to the benefit of all post-Reorganization shareholders of the combined fund. Furthermore, the shareholders of the combining fund will receive a proportionate share of any unrealized gains in the other Fund’s assets, as well as any taxable gains realized by MM EME Fund, but not distributed to its shareholders prior to the Reorganizations, when such gains are eventually distributed by the combined fund.

20260821-5859527-18690699

Client Talking Points

As of May 21, 2026, IAE Fund did not have any capital loss carryforward and IHD Fund had an estimated capital loss carryforward of approximately $21 million; if the Reorganization had taken place as of such date, IHD Fund’s capital loss carryforward would not have been subject to an annual limitation because it was smaller than MM EME Fund on such date. As of May 21, 2026, MM EME Fund had an estimated capital loss carryforward of approximately $11 million; if the Reorganization had taken place as of such date, such capital loss carryforward would not have been subject to an annual limitation. The effect of these rules will depend on the relative sizes and tax situations of each Fund at the time of the Reorganizations, which will differ from those on May 21, 2026, and cannot be determined with precision prior to the Reorganizations.

This description of the U.S. federal income tax consequences of the Reorganizations is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisers as to the specific consequences to them of the Reorganizations in light of their individual circumstances, and as to the applicability and effect of U.S. federal, state and local and non- U.S. laws.

For financial professional use only. Not for inspection by or distribution or quotation to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy shares of any Fund, nor is it a solicitation of any proxy. For information regarding MM EME Fund, please call Voya IM toll free at 1-800-992-0180.

For information regarding MM EME Fund discussed in this “Client Talking Points,” please call Voya IM toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed mergers of IAE Fund and IHD Fund with and into MM EME Fund, please call Voya IM toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest.

20260821-5859527-18690699

Client Talking Points

Principal Risks – MM EME Fund

All investing involves risks of fluctuating prices and the uncertainties of rates of return and yield inherent in investing. You could lose money on your investment in the Funds and any of the following risks, among others, could affect investment performance. The following principal risks are presented in alphabetical order which does not imply order of importance or likelihood: China Investing Risks; China Investing Risks – Investing through Stock Connect; China Investing Risks – Variable Interest Entities; Company; Convertible Securities; Credit; Currency; Derivative Instruments; Environmental, Social, and Governance (Equity); Environmental, Social, and Governance (Multi-Manager); Focused Investing (Index Sleeve) – Technology Sector; Foreign (Non-U.S.) Investments/ Developing and Emerging Markets; Growth Investing; High-Yield Securities; Index Strategy (Sleeve); Initial Public Offerings; Interest Rate; Investment Model; Liquidity; Market; Market Capitalization; Market Disruption and Geopolitical; Other Investment Companies; Preferred Stocks; Prepayment and Extension; Real Estate Companies and Real Estate Investment Trusts; Securities Lending; and Value Investing. Investors should consult MM EME Fund’s Prospectus and Statement of Additional Information for a more detailed discussion of the Fund’s risks.

Your clients should consider the investment objectives, risks, charges and expenses of MM EME Fund carefully before investing. For a free copy of MM EME Fund’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya IM at 1- 800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

20260821-5859527-18690699